


May 9, 2025

Dear Fellow H-D Shareholder,

H Partners Management, LLC (together with certain affiliates, "H Partners" or "we") has been one of the largest shareholders of Harley-Davidson, Inc. ("Harley-Davidson" or the "Company") for the past five years, with a current 9.3% ownership stake in the Company.

Since we launched our campaign to fix Harley-Davidson last month, we have been gratified by the outpouring of support we have received from fellow shareholders and two leading proxy advisors as well as from an overwhelming number of dealers, riders, and former and current employees who share our concerns about the Company's current trajectory.

As the Company's 2025 Annual Meeting of Shareholders (the "Annual Meeting") approaches on Wednesday, May 14th, we want to reinforce the key facts and supporting data that demonstrate the urgent need for meaningful change to the Company's Board. By voting **WITHHOLD** on the election of Jochen Zeitz, Norman Thomas Linebarger and Sara Levinson, we believe we can prevent further value destruction and can put the Company back on the path toward long-term profitable growth.

Mr. Zeitz, Mr. Linebarger, and Ms. Levinson Have Overseen Billions of Dollars in Value Destruction Over Multiple Decades

- Over the 17 years that Mr. Zeitz, Mr. Linebarger, and Ms. Levinson have overlapped on Harley's Board, they have overseen the destruction of more than $6 billion in equity value and have consistently appeared to put their own self-interests ahead of those of shareholders.[1]

- Under Mr. Zeitz, Mr. Linebarger, and Ms. Levinson, the Company's shares underperformed the S&P 400 Consumer Discretionary Index by -403%.[2]



1. Bloomberg. Measured July 29, 2008 through April 8, 2025.
2. Bloomberg. Measured July 29, 2008 through April 8, 2025




CEO Zeitz Has Been Paid More Than $50 Million While Shareholders Have Suffered Billions of Dollars in Losses[3]

- Mr. Zeitz has received more than $50 million in compensation despite missing nearly every single metric in his strategic plan and destroying $2 billion in equity value over his five-year tenure as Harley's CEO.[3]

- As members of the Compensation Committee, Mr. Linebarger and Ms. Levinson helped design Mr. Zeitz's compensation package, ensuring he would be handsomely rewarded regardless of shareholder outcomes.

While the U.S. Motorcycle Industry Has Grown, Harley Has Declined Under Mr. Zeitz's Leadership

- Since Mr. Zeitz was appointed CEO, Harley's new motorcycle registrations in the U.S. have fallen by 24%. Over the same period, U.S. registrations of 601cc+ motorcycles from every other motorcycle manufacturer are up 23%.[4]

- This implies that Harley has lost market share over Mr. Zeitz's tenure and has dramatically underperformed the broader motorcycle industry.[4]



U.S. 601cc+ New Motorcycle Registrations: 2019 vs 2024

The Time for Change Is Now

Mr. Zeitz, Mr. Linebarger, and Ms. Levinson have overseen decades of underperformance and value destruction at Harley-Davidson. **Without change, why should shareholders expect anything different in the future?**

For the reasons set forth above, we are seeking your support to vote **WITHHOLD** on the election of <u>Jochen Zeitz</u>, <u>Norman Thomas Linebarger</u>, and <u>Sara Levinson</u> to the Board at the Annual Meeting.

By voting **WITHHOLD** on the election of these three directors on H Partners' **BLUE** proxy card and/or voting instruction form, shareholders will send a strong message to the Board that they are dissatisfied with the status quo and that meaningful changes to the Board are required to put the Company on the right path to value creation.

3. Company SEC Filings. Calculated from 2020-2024.
4. Source: Public SEC filings; H Partners primary research.





We believe Harley-Davidson is one of the world's most valuable brands and has one of the world's most passionate and loyal communities. This iconic American manufacturer deserves leadership that will allow it to achieve its full potential. With the right leadership, alignment, and governance structures in place, we believe the Company can deliver substantial value for all of its stakeholders.

For more detail on our campaign and our proposed solution for returning Harley-Davidson to greatness, please visit www.FreeTheEagle.com. Below, we also provide a snapshot of the messages we have received on our campaign over the past few weeks.

Sincerely,

H Partners

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What Others Are Saying

Over the past three-plus weeks, we have received an overwhelming number of messages of support from shareholders and various stakeholders across the Harley-Davidson community.

<u>Proxy Advisors</u>

- *"… the three directors targeted by H Partners have, during their lengthy board tenures, overseen starkly suboptimal shareholder returns, leaving Harley well off pace relative to key benchmarks."* – **Glass Lewis**[5]

- *"…we believe that H Partners has a proven track record of unlocking shareholder value, demonstrating their capability to strategically drive a successful turnaround of the company."* **– Egan-Jones**[6]

<u>Shareholders</u>

- *"We were thrilled to see H Partners voice the same concerns we have regarding the road Harley Davidson is currently embarking on, and we intend to WITHHOLD our votes for Directors Zeitz, Linebarger and Levinson at the Annual Meeting. We believe unseating those three long-tenured directors, who are clearly disconnected with what Harley Davidson has built its legacy on, would serve as a baseline step towards returning the Company to glory for the benefit of its riders, dealers and stockholders."* – **Purple Chip Capital Management**[7]

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5. Permission to use quotations from Glass Lewis was neither sought nor obtained.
6. Permission to use quotations from Egan-Jones was neither sought nor obtained.
7. Purple Chip Capital Management Press Release. View Here.
8. National Powersports Dealer Association, Harley-Davidson Dealer Council Letter. View Here.




Dealers

- *"The [NPDA H-D Council] shares many of the concerns presented by H Partners regarding the destruction of culture and poor dealer relations, and we have communicated these concerns to current leadership over the past four years. To date, no meaningful changes have occurred that would strengthen the brand and the future of the dealer network."* – **NPDA H-D Council**[8]

Employees[9]

- *"The sentiment shared by H-partners is in alignment with the vast majority of my colleagues and peers. Since I started here, there has been a large disconnect between management and lower-level employees…Performance reviews and merit based promotions have been largely abandoned."*

- *"You are so correct about these three. When I worked at Harley and engaged with the board these three were unengaged and seemed to treat their board membership like a country club gathering...I wish you luck in this endeavor and thank you."*

- *"Keep up the fight. As a former employee of the iconic Harley-Davidson Motor Company, the manufacturing sites are behind you. I left due to the tumultuous environment created by our incompetent CEO Jochen Zeitz. He has surrounded himself with people that support him in any way possible, right or wrong, that won't challenge him to rethink his decisions."*

- *"Under Jochen's leadership, no one really solicited input on what the main challenges were for the company, they just started blindly making assumptions, followed by some pretty bad decisions and executing orders. If you disagreed with him or even appeared to maybe disagree with him, you'd be fired"*

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9.   Source: Anonymous comments submitted from stakeholders on FreeTheEagle.com or directly to H Partners.